UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of August 2013

Commission File Number: 333-06208

BLUEPHOENIX SOLUTIONS LTD.
(Translation of Registrant's Name into English)

8 Maskit Street, Herzliya 46733, Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permiteed by Regulation S-T Rule 101(b)(1):_____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_____

Note: Regulations S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the lasws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home countrry exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BLUEPHOENIX SOLUTIONS LTD (Registrant)

By:	/s/ Rick Rinaldo
Rick Rinaldo
CFO

Dated: August 22, 2013

BluePhoenix Solutions Reports Second Quarter 2013 Results
Thursday, August 22, 2013

Continued progress is shown in Q2 as reflected by a consistent expense run rate and the reduction of our cash burn.

SEATTLE, Washington — August 22, 2013 — BluePhoenix Solutions (NASDAQ: BPHX), the leader in legacy platform modernization, today announced financial results for the second quarter of 2013. The results displayed a consistent trend quarter over quarter in revenue and in controlling expenses.

Second quarter 2013 operating loss was $0.7 million compared to second quarter 2012 loss of $1.1 million. Second quarter 2013 non-GAAP operating loss was $0.5 million compared to second quarter 2012 loss of $0.6 million. Second quarter 2013 non-GAAP operating expenses had a minimal increase to $1.8 million from $1.7 million in the first quarter of 2013.  Second quarter 2013 non-GAAP loss per share was at $0.05 per diluted share compared to a loss of $0.08 in first quarter 2013 and a loss of $0.15 in the second quarter 2012.  Ending cash decreased $0.2 million to $1.9 million in the second quarter of 2013 compared to $2.2 million in the first quarter of 2013.

Matt Bell, CEO of BluePhoenix said “We are pleased with the continued progress in restructuring BluePhoenix.  Overall, our financial results were consistent with our restructuring plan as we continue to deliver stable quarterly revenue and to control expenses.  ”

BluePhoenix will go over the following numbers during the quarterly conference call today at 4:30PM Eastern US time. The call can be accessed by dialing 1-877-941-9205 within the United States, or via local US number 1-480-629-9771 if calling internationally, approximately five minutes prior to its scheduled commencement. A replay can be accessed through a link on the BluePhoenix website until September 5, 2013.

GAAP Results (in thousands US$)	Q2 2013	Q1 2013	Q2 2012*
Revenues	2,363	2,198	2,863
Operating profit (loss)	(739)	97	(1,097)
Net loss	(755)	(600)	(4,108)
Loss per share, diluted*	$(0.07)	$(0.06)	$(0.62)

Non-GAAP Results (in thousands US$)	Q2 2013	Q1 2013	Q2 2012*
Revenues	2,363	2,198	2,863
Operating profit (loss)	(523)	(527)	(588)
Net loss	(577)	(823)	(958)
Loss per share, diluted*	$(0.05)	$(0.08)	$(0.15)

Notes:
* The results for Q2 2012 are presented after reclassification of Liacom Systems Ltd. and BridgeQuest Inc. as discontinued operation.

Non-GAAP financial measures
The release includes non-GAAP diluted earnings per share and other non-GAAP financial measures, including non-GAAP operating income and non-GAAP net income. These non-GAAP measures exclude the following items:

•	Amortization of intangible assets;
•	Stock-based compensation;
•	Onetime expenses related to cost saving plan and one time charges;
•	Revaluation of derivatives and discount amortization;
•	Gain on sales of subsidiaries and Appbuilder ;
•	Net loss from discontinued operation.

The presentation of these non-GAAP financial measures should be considered in addition to BluePhoenix’ GAAP results and is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. BluePhoenix’ management believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance by excluding certain charges and gains that may not be indicative of BluePhoenix’ core business operating results. BluePhoenix believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing BluePhoenix’ performance. These non-GAAP financial measures also facilitate comparisons to BluePhoenix’ historical performance. BluePhoenix includes these non-GAAP financial measures because management believes they are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision-making. Non-GAAP measures are reconciled to comparable GAAP measures in the table entitled “Unaudited Reconciliation of GAAP to Non-GAAP.”

About BluePhoenix Solutions
BluePhoenix Solutions Ltd. (NASDAQ: BPHX) is the leader in legacy platform modernization.  The BluePhoenix portfolio includes a comprehensive suite of tools and services for automated database and application migration. Leveraging over 20 years of best-practice domain expertise, BluePhoenix works closely with its customers to minimize risk and provide a clear path from legacy platforms like COBOL, Natural/Adabas and others to modern solutions like SQL, DB2, Java and more.  BluePhoenix customers come from diverse industries and vertical markets such as automotive, banking and financial services, insurance, manufacturing, and retail.  BluePhoenix has 6 offices in the USA, UK, Italy, Romania, and Israel.

Cautionary Statement Regarding Forward-Looking Statements
Certain statements contained in this release may be deemed forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal Securities laws. You can identify these and other forward-looking statements by the use of words such as “may,” “will,” “plans,” “believes,” “estimates,” “expects,” “predicts”, “intends,”  the negative of such terms, or other comparable terminology. Because such statements deal with future events, plans, projections, or future performance of the Company, they are subject to various risks and uncertainties that could cause actual results to differ materially from the Company’s current expectations. These risks and uncertainties include but are not limited to: the effects of the global economic and financial trends; market demand for the Company’s products; successful implementation of the Company’s products; changes in the competitive landscape, including new competitors or the impact of competitive pricing and products; and such other risks and uncertainties as identified in BluePhoenix’s most recent Annual Report on Form 20-F and other reports filed by it with the SEC. Except as otherwise required by law, BluePhoenix undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.  This press release is also available at www.bphx.com. All names and trademarks are their owners’ property.

Company Contact:

Matt Bell
BluePhoenix Solutions
www.bphx.com
Mbell@bphx.com

BluePhoenix Solutions Ltd.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except per share data)

	Three months ended		Six month ended
	June 30,		June 30,
	2013	2012*	2013	2012*
	Unaudited		Unaudited

Revenues	$2,363	$2,863	$4,561	$4,887

Cost of revenues	1,088	2,016	2,178	4,227
Gross profit	1,275	847	2,383	660

Research and development costs	349	126	696	264

Selling, general and administrative expenses	1,606	1,975	3,115	4,676

(Gain) loss on sales of subsidiaries and Appbuilder	59	(157)	(786)	(245)
Total operating expenses	2,014	1,944	3,025	4,695

Operating loss	(739)	(1,097)	(642)	(4,035)

Financial expenses (income), net	(31)	1,956	42	2,460

Other income	-	-	-	580
Loss before taxes	(708)	(3,053)	(684)	(5,915)

Taxes on income	3	53	51	137
Net loss from continued operation	(711)	(3,106)	(735)	(6,052)

Net loss from discontinued operation	-	917	399	1,164
Net loss	(711)	(4,023)	(1,134)	(7,216)

Net result attributable to noncontrolling interests	44	85	221	141
Loss attributed to BluePhoenix shareholders	$(755)	$(4,108)	$(1,355)	$(7,357)

Loss per share:

From continued operation- basic and diluted	$(0.07)	$(0.48)	$(0.09)	$(0.95)

From discontinued operation- basic and diluted	$0.00	$(0.14)	$(0.04)	$(0.18)

Attritubed to the shareholders	$(0.07)	$(0.62)	$(0.13)	$(1.13)

Shares used in per share calculation:
Basic and diluted	10,694	6,600	10,668	6,520

* Presented after reclassification of Liacom Systems Ltd. and BridgeQuest Inc. as discontinued operation.

BluePhoenix Solutions Ltd.
UNAUDITED RECONCILIATION OF GAAP TO NON-GAAP RESULTS
(In thousands, except per share data)

	Three months ended		Six months ended
	June 30,		June 30,
	2013	2012*	2013	2012*
	Unaudited		Unaudited

GAAP gross profit	$1,275	$847	$2,383	$660

Amortization of intangible assets	42	385	115	948
Expenses related to cost saving plan and one time charges	-	-	-	36
Non-GAAP gross profit	$1,317	$1,232	$2,498	$1,644

GAAP operating loss	$(739)	$(1,097)	$(642)	$(4,035)

Amortization of intangible assets	42	385	115	948
Expenses related to cost saving plan and one time charges	-	-	-	87
Stock-based compensation	115	281	263	965
(Gain) loss on sales of Appbuilder	59	(157)	(786)	(245)
Non-GAAP operating loss	$(523)	$(588)	$(1,050)	$(2,280)

GAAP net loss attributable to BluePhoenix	$(755)	$(4,108)	$(1,355)	$(7,357)

Amortization of intangible assets	42	385	115	948
Expenses related to cost saving plan and one time charges	-	-	-	87
Stock-based compensation	115	281	263	965
Gain (loss) on sales of Appbuilder	59	(157)	(786)	(245)
Revaluation of derivatives and discount amortization	(38)	1,724	(36)	1,979
Net loss from discontinued operation	-	917	399	1,164
Non-GAAP net loss attributable to BluePhoenix	$(577)	$(958)	$(1,400)	$(2,459)

Shares used in diluted earnings per share calculation	10,694	6,600	10,668	6,520

Non - GAAP diluted loss per share	$(0.05)	$(0.15)	$(0.13)	$(0.38)

* Presented after reclassification of Liacom Systems Ltd. and BridgeQuest Inc. as discontinued operation.

BluePhoenix Solutions Ltd.
CONDENSED CONSOLIDATED BALANCE SHEETS
(In thousands)

	June 30,	December 31,
	2013	2012
	Unaudited
ASSETS

Current Assets:

Cash and cash equivalents	$1,862	$2,560
Restricted cash	33	33
Trade accounts receivable, net	2,408	2,445
Other current assets	805	581
Assets held for sale	-	791

Total Current Assets	5,108	6,410

Non-Current Assets:

Property and equipment, net	487	562
Goodwill	12,501	12,501
Intangible assets and other, net	162	277

Total Non-Current Assets	13,150	13,340

TOTAL ASSETS	$18,258	$19,750

LIABILITIES AND EQUITY

Current Liabilities:

Short-term bank credit	$149	$217
Trade accounts payable	992	1,256
Deferred revenues	1,089	712
Other current liabilities	866	950
Liabilities held for sale	-	467

Total Current Liabilities	3,096	3,602

Non-Current Liabilities

Accrued severance pay, net	398	408
Loans from banks and others	223	281
Derivative liabilities - warrants	334	370

Total Non-Current Liabilities	955	1,059

Total Equity	14,207	15,089

TOTAL LIABILITIES AND EQUITY	$18,258	$19,750

BluePhoenix Solutions Ltd.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Three months ended		Six months ended
	June 30,		June 30,
	2013	2012	2013	2012
	Unaudited		Unaudited
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(711)	$(4,023)	$(1,134)	$(7,216)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	77	506	204	1,200
Increase (decrease) in accrued severance pay, net	(2)	15	(11)	(34)
Stock–based compensation	115	281	263	965
Change in fair value of derivatives and discount amortization	(38)	1,724	(36)	1,979
(Gain) loss on sales of subsidiaries and Appbuilder	-	550	(473)	462
Loss on sale of property and equipment	-	-	-	12
Changes in operating assets and liabilities:
Decrease in trade receivables	78	366	226	710
Decrease (increase) in other current assets	40	(33)	(62)	(885)
Decrease in trade payables	(80)	(337)	(258)	(695)
Increase (decrease) in other current liabilities and deferred revenues	309	(465)	(59)	(193)

Net cash used in operating activities	(212)	(1,416)	(1,340)	(3,695)

CASH FLOWS FROM INVESTING ACTIVITIES:
Restricted cash	-	3,349	-	4,031
Purchase of property and equipment	(3)	(15)	(9)	(60)
Proceeds from sale of property and equipment	-	0	-	41
Proceeds from sales of subsidiaries and Appbuilder	-	2,499	800	2,849

Net cash provided (used) by investing activities	(3)	5,833	791	6,861

CASH FLOWS FROM FINANCING ACTIVITIES:
Short term bank credit and convertible notes, net	(28)	(1,484)	(149)	(1,484)
Repayment of long term loan	-	(2,821)	-	(3,487)

Net cash used in financing activities	(28)	(4,305)	(149)	(4,971)

NET CASH INCREASE (DECREASE) IN CASH AND CASH EQUVIALETS	(243)	112	(698)	(1,805)
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	2,105	2,080	2,560	3,997
CASH AND CASH EQUIVALENTS AT END OF PERIOD	$1,862	$2,192	$1,862	$2,192